Form 40-F
period 2014-02-01
SEARS CANADA INC.
filed 2014-03-14
CIK 1550910

8

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended February 1, 2014 Commission file number: 000-54726
SEARS CANADA INC.
(Exact name of registrant as specified in its charter)

Canada	5311	Not Applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))

290 Yonge Street
Suite 700
Toronto, Ontario, Canada, M5B 2C3
(416) 941-4413
(Address and Telephone Number of Registrant’s Principal Executive Offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 101,877,662 Common Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes	☐	No	☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the 52-week period ended February 1, 2014;

(b)	Management’s Discussion and Analysis for the 52-week period ended February 1, 2014; and

(c)	Consolidated Financial Statements and the notes related thereto for the 52-week period ended February 1, 2014.
ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.4 through 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.
As of the end of Sears Canada Inc.’s (“Sears Canada” or the “registrant”) 52-week period ended February 1, 2014, Sears Canada’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Sears Canada’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, Sears Canada’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Sears Canada’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Sears Canada in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
It should be noted that, while Sears Canada’s principal executive officer and principal financial officer believe that Sears Canada’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Sears Canada’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

(1)
Management of the registrant is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The control framework used by the registrant’s management to assess the effectiveness of the registrant’s internal control over financial reporting is the Internal Control - Integrated Framework 1992 (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(2)
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

(3)
Management of the registrant, including its principal executive officer and principal financial officer, has evaluated the registrant’s internal control over financial reporting and has concluded that it was effective as at February 1, 2014.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended February 1, 2014, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the 52-week period ended February 1, 2014, there were no significant changes in Sears Canada’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Sears Canada’s internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Sears Canada’s board of directors has determined that Deborah E. Rosati, R. Raja Khanna, James McBurney and H Ronald Weissman , four of the members of its audit committee, are “audit committee financial experts” (as such term is defined in Form 40-F) and are “independent” (as defined in the New York Stock Exchange’s listing standards).
Code of Ethics
Sears Canada has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled (i) the Code of Business Conduct that applies to all of its officers and employees; and (ii) the Code of Conduct for the Board of Directors of Sears Canada Inc. that applies to all of its directors (together, the “Code of Ethics”).
The Code of Ethics is available for viewing on Sears Canada’s website at www.sears.ca and is available in print to any shareholder who requests it.  Requests for copies of the Code of Ethics should be made by contacting: the Corporate Communications Department at 416-941-4428 or by email to invest@sears.ca.
All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any director, officer or employee of Sears Canada, will be posted promptly on Sears Canada’s website.
Principal Accountant Fees and Services
Deloitte LLP (“Deloitte”) is Sears Canada’s external auditor.  From time to time, Deloitte has provided consulting and other non-audit services to Sears Canada and its subsidiaries.
The information set forth under the heading “Audit Committee Information” of Sears Canada’s annual information form for the 52-week period ended February 1, 2014, attached hereto as Exhibit 99.1, is incorporated by reference herein.
The audit committee of Sears Canada’s board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.
Pre-Approval Policies and Procedures
Sears Canada has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte. The information set forth under “Appendix A - Schedule A” of Sears Canada’s annual information form for the 52-week period ended February 1, 2014, attached hereto as Exhibit 99.1, is incorporated by reference herein.

Off-Balance Sheet Arrangements
None.
Disclosure of Contractual Obligations
The information provided in management’s discussion and analysis for the 52-week period ended February 1, 2014, attached hereto as Exhibit 99.2, contains Sears Canada’s disclosure of contractual obligations and is incorporated by reference herein.
Identification of the Audit Committee
Sears Canada has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Sears Canada’s audit committee are: Deborah E. Rosati (Chair), R. Raja Khanna, James McBurney, Donald C. Ross and H Ronald Weissman.

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
B. Consent to Service of Process.
The registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2014.

SEARS CANADA INC.

By:	/s/ E.J. Bird
Name: E.J. Bird
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the 52-week period ended February 1, 2014
99.2	Management’s Discussion and Analysis for the 52-week period ended February 1, 2014
99.3	Consolidated Financial Statements and the notes related thereto for the 52-week period ended February 1, 2014
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of Deloitte LLP