Form 40-F
period 2015-01-31
SEARS CANADA INC.
filed 2015-03-13
CIK 1550910

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 31, 2015 Commission file number: 000-54726
SEARS CANADA INC.
(Exact name of registrant as specified in its charter)

Canada	5311	Not Applicable
(Province or other jurisdiction	(Primary	(I.R.S. Employer
of incorporation or organization)	Standard	Identification Number)
	Industrial
	Classification
	Code Number
	(if applicable))

290 Yonge Street
Suite 700
Toronto, Ontario, Canada, M5B 2C3
(416) 941-4420
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

Yes	☐	No	☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the 52-week period ended January 31, 2015;

(b)	Management’s Discussion and Analysis for the 52-week period ended January 31, 2015; and

(c)	Consolidated Financial Statements and the notes related thereto for the 52-week period ended January 31, 2015.
ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.4 through 99.7 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures.
As of the end of Sears Canada Inc.’s (“Sears Canada” or the “registrant”) 52-week period ended January 31, 2015, Sears Canada’s chief executive officer and chief financial officer carried out an evaluation of the effectiveness of Sears Canada’s “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, Sears Canada’s chief executive officer and chief financial officer have concluded that as of the end of that fiscal year Sears Canada’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Sears Canada in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
It should be noted that, while Sears Canada’s chief executive officer and chief financial officer believe that Sears Canada’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Sears Canada’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

(1)
Management of the registrant is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The control framework used by the registrant’s management to assess the effectiveness of the registrant’s internal control over financial reporting is the Internal Control - Integrated Framework 2013 (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(2)
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

(3)
Management of the registrant, including its chief executive officer and chief financial officer, has evaluated the registrant’s internal control over financial reporting and has concluded that it was effective as at January 31, 2015.

(4) Deloitte LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the 52-week period ended January 31, 2015, has issued its opinion on the registrant’s internal control over financial reporting (the “Attestation Report”).

(d)
Attestation Report of the Independent Registered Public Accounting Firm. The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the 52-week period ended January 31, 2015, there were no changes in Sears Canada’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Sears Canada’s internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.
Audit Committee Financial Experts
Sears Canada’s board of directors has determined that Deborah E. Rosati, R. Raja Khanna and James McBurney, three members of its audit committee, are “audit committee financial experts” (as such term is defined in Form 40-F) and are “independent” (as defined in the New York Stock Exchange’s listing standards).
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
The information set forth under the heading “Audit Committee Information” of Sears Canada’s annual information form for the 52-week period ended January 31, 2015, attached hereto as Exhibit 99.1, is incorporated by reference herein.
The audit committee of Sears Canada’s board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.
Pre-Approval Policies and Procedures
Sears Canada has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte. The information set forth under “Appendix A - Schedule A” of Sears Canada’s annual information form for the 52-week period ended January 31, 2015, attached hereto as Exhibit 99.1, is incorporated by reference herein.

Off-Balance Sheet Arrangements
None.
Disclosure of Contractual Obligations
The information provided in management’s discussion and analysis for the 52-week period ended January 31, 2015, attached hereto as Exhibit 99.2, contains Sears Canada’s disclosure of contractual obligations and is incorporated by reference herein.
Identification of the Audit Committee
Sears Canada has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Sears Canada’s audit committee are: Deborah E. Rosati (Chair), R. Raja Khanna and James McBurney.

Mine Safety Disclosure

Not applicable.

NASDAQ Corporate Governance

Our common shares are quoted for trading on the NASDAQ Capital Market (“NASDAQ”) under the symbol “SCC.” As a Canadian corporation that is a foreign private issuer listed on the NASDAQ, we are not required to comply with most of NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices. However, pursuant to NASDAQ Marketplace Rules we must disclose all differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.
The following is a summary of all ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance standards.
Compensation Committee Composition
Rule 5605(d)(2) of the NASDAQ Marketplace Rules requires that each Compensation Committee member be an Independent Director, as defined in Rule 5605(a)(2). With respect to applicable Canadian laws regarding the independence requirements, National Policy 58-201 (“NP 58-201”) sets forth the Canadian securities regulators’ recommended best practices in corporate governance. These are guidelines, and not law. NP 58-201 recommends that reporting issuers have a Compensation Committee composed entirely of Independent Directors, as defined in National Instrument 52-110 (“NI 52-110”). Our three member Compensation Committee is comprised of one Independent Director, as defined in Rule 5605(a)(2), and two non-Independent Directors. Information regarding the composition of our Compensation Committee is disclosed in our Annual Information Form for the 52-week period ended January 31, 2015, under the heading “Directors and Executive Officers.” Our Annual Information Form is attached to our Form 40-F filing as Exhibit 99.1.
Majority Independent Board
Rule 5605(b)(1) of the NASDAQ Marketplace Rules requires that a majority of the Board of Directors must be comprised of Independent Directors, as defined in Rule 5605(a)(2). With respect to applicable Canadian laws regarding the independence requirements, the Toronto Stock Exchange requires that at least two members of the Board of Directors be Independent, as defined in NI 52-110 and NP 58-201 recommends that a majority of the members of the Board of Directors should be independent. Our ten member Board of Directors is comprised of three Independent Directors, as defined in Rule 5605(a)(2), and seven non-Independent Directors. Information regarding our Board of Directors is disclosed in our Annual Information Form for the 52-week period ended

January 31, 2015, under the heading “Directors and Executive Officers.” Our Annual Information Form is attached to our Form 40-F filing as Exhibit 99.1.
Quorum Requirements
Rule 5620(c) of the NASDAQ Marketplace Rules requires that the minimum quorum requirement for a meeting of shareholders is 33⅓% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its by-laws. We follow applicable Canadian laws with respect to quorum requirements. Our quorum requirement is set forth in our by-laws, and requires, at any meeting of shareholders, two persons present and each entitled to vote at the meeting.

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

SIGNATURES
Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 13, 2015.

SEARS CANADA INC.

By:	/s/ E.J. Bird
Name: E.J. Bird
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the 52-week period ended January 31, 2015
99.2	Management’s Discussion and Analysis for the 52-week period ended January 31, 2015
99.3	Consolidated Financial Statements and the notes related thereto for the 52-week period ended January 31, 2015
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Chief Executive Officer
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of Deloitte LLP