Form 40-F
period 2017-01-28
SEARS CANADA INC.
filed 2017-04-26
CIK 1550910

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended January 28, 2017 Commission file number: 001-36692

SEARS CANADA INC.
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	5311 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number)

290 Yonge Street
Suite 700
Toronto, Ontario, Canada, M5B 2C3
(416) 941-4420
(Address and Telephone Number of Registrant's Principal Executive Offices)

Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036-7703
Attention: Mile T. Kurta
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

         Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Exchange on Which Registered
Common Shares	The NASDAQ Capital Market

         Securities registered or to be registered pursuant to Section 12(g) of the Act: None

         Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

         Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

         Emerging growth company    ☐

         If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

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

Yes  ☐        No  ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

 FORM 40-F

Principal Documents

        The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

  (a)
  Annual Information Form for the 52-week period ended January 28, 2017;

  (b)
  Management's Discussion and Analysis for the 52-week period ended January 28, 2017; and

  (c)
  Consolidated Financial Statements and the notes related thereto for the 52-week period ended January 28, 2017.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)
Certifications.    See Exhibits 99.4 through 99.7 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.

        As of the end of Sears Canada Inc.'s ("Sears Canada" or the "registrant") 52-week period ended January 28, 2017, Sears Canada's principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Sears Canada's "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, Sears Canada's principal executive officer and and principal financial officer have concluded that as of the end of that fiscal year Sears Canada's disclosure controls and procedures were effective to ensure that information required to be disclosed by Sears Canada in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the "SEC") rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)
Management's Annual Report on Internal Control Over Financial Reporting.

(1)
Management of the registrant is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB. The control framework used by the registrant's management to assess the effectiveness of the registrant's internal control over financial reporting is the Internal Control — Integrated Framework 2013 (COSO framework) published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(2)
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.

(3)
Management of the registrant, including its principal executive officer and principal financial officer, has evaluated the registrant's internal control over financial reporting and has concluded that it was effective as at January 28, 2017.

(4)
Deloitte LLP, the independent registered public accounting firm that audited the registrant's consolidated financial statements for the 52-week period ended January 28, 2017, has issued its opinion on the registrant's internal control over financial reporting (the "Attestation Report").

(d)
Attestation Report of the Independent Registered Public Accounting Firm.    The Attestation Report is included in Exhibit 99.3 attached hereto, which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting.    During the 52-week period ended January 28, 2017, there were no changes in Sears Canada's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Sears Canada's internal control over financial reporting.

Notices Pursuant to Regulation BTR

        None.

Audit Committee Financial Experts

        Sears Canada's board of directors has determined that R. Raja Khanna, Deborah E. Rosati, and Graham Savage (chair), three members of its audit committee, are "audit committee financial experts" (as such term is defined in Form 40-F) and are "independent" (as defined in the New York Stock Exchange's listing standards).

Code of Ethics

        Sears Canada has adopted a "code of ethics" (as that term is defined in Form 40-F), entitled (i) the Code of Business Conduct that applies to all of its officers and employees; and (ii) the Code of Conduct for the Board of Directors of Sears Canada Inc. that applies to all of its directors (together, the "Code of Ethics").

        The Code of Ethics is available for viewing on Sears Canada's website at www.sears.ca and is available in print to any shareholder who requests it. Requests for copies of the Code of Ethics should be made by contacting: the Corporate Communications Department at 416-941-4422 or by email to invest@sears.ca.

        All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any director, officer or employee of Sears Canada, will be posted promptly on Sears Canada's website.

Principal Accountant Fees and Services

        Deloitte LLP ("Deloitte") is Sears Canada's external auditor. From time to time, Deloitte has provided consulting and other non-audit services to Sears Canada and its subsidiaries.

        The information set forth under the heading "Audit Committee Information" of Sears Canada's annual information form for the 52-week period ended January 28, 2017, attached hereto as Exhibit 99.1, is incorporated by reference herein.

        The audit committee of Sears Canada's board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

Pre-Approval Policies and Procedures

        Sears Canada has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by Deloitte. The information set forth under "Appendix A — Schedule A" of Sears Canada's annual information form for the 52-week period ended January 28, 2017, attached hereto as Exhibit 99.1, is incorporated by reference herein.

Off-Balance Sheet Arrangements

        None.

Disclosure of Contractual Obligations

        The information provided in management's discussion and analysis for the 52-week period ended January 28, 2017, attached hereto as Exhibit 99.2, contains Sears Canada's disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee

        Sears Canada has a separately-designated standing audit committee established in accordance with Section 3(a)(58) (A) of the Exchange Act. The members of Sears Canada's audit committee are: R. Raja Khanna, Deborah E. Rosati, Graham Savage (chair).

Mine Safety Disclosure

        Not applicable.

NASDAQ Corporate Governance

        Our common shares are quoted for trading on the NASDAQ Capital Market ("NASDAQ") under the symbol "SCC." As a Canadian corporation that is a foreign private issuer listed on the NASDAQ, we are not required to comply with most of NASDAQ corporate governance standards, so long as we comply with Canadian corporate governance practices. However, pursuant to NASDAQ Marketplace Rules we must disclose all differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ's corporate governance standards.

        The following is a summary of all ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under NASDAQ's corporate governance standards.

Compensation Committee Composition

        Rule 5605(d)(2) of the NASDAQ Marketplace Rules requires that each Compensation Committee member be an Independent Director, as defined in Rule 5605(a)(2). With respect to applicable Canadian laws regarding the independence requirements, National Policy 58-201 ("NP 58-201") sets forth the Canadian securities regulators' recommended best practices in corporate governance. These are guidelines, and not law. NP 58-201 recommends that reporting issuers have a Compensation Committee composed entirely of Independent Directors, as defined in National Instrument 52-110 ("NI 52-110"). Our four member Compensation Committee is comprised of three Independent Directors, as defined in Rule 5605(a)(2), and one non-Independent Director. Information regarding the composition of our Compensation Committee is disclosed in our Annual Information Form for the 52-week period ended January 28, 2017, under the heading "Directors and Executive Officers." Our Annual Information Form is attached to our Form 40-F filing as Exhibit 99.1.

Majority Independent Board

        Rule 5605(b)(1) of the NASDAQ Marketplace Rules requires that a majority of the Board of Directors must be comprised of Independent Directors, as defined in Rule 5605(a)(2). With respect to applicable Canadian laws regarding the independence requirements, the Toronto Stock Exchange requires that at least two members of the Board of Directors be Independent, as defined in NI 52-110 and NP 58-201 recommends that a majority of the members of the Board of Directors should be independent. Our eight member Board of Directors is comprised of four Independent Directors, as defined in Rule 5605(a)(2), and four non-Independent Directors. Information regarding our Board of Directors is disclosed in our Annual Information Form for the 52-week period ended January 28, 2017, under the heading "Directors and Executive Officers." Our Annual Information Form is attached to our Form 40-F filing as Exhibit 99.1.

Quorum Requirements

        Rule 5620(c) of the NASDAQ Marketplace Rules requires that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. In addition, Rule 5620(c) requires that an issuer listed on NASDAQ state its quorum requirement in its by-laws. We follow applicable Canadian laws with respect to quorum requirements. Our quorum requirement is set forth in our by-laws, and requires, at any meeting of shareholders, two persons present and each entitled to vote at the meeting.

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

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2017.

SEARS CANADA INC.
By:	/s/ Billy Wong
	Name:	Billy Wong
	Title:	Chief Financial Officer

 EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the 52-week period ended January 28, 2017
99.2	Management's Discussion and Analysis for the 52-week period ended January 28, 2017
99.3	Consolidated Financial Statements and the notes related thereto for the 52-week period ended January 28, 2017
99.4	Certification of Executive Chairman pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.6	Section 1350 Certification of Executive Chairman
99.7	Section 1350 Certification of Chief Financial Officer
99.8	Consent of Deloitte LLP

QuickLinks

FORM 40-F
ADDITIONAL DISCLOSURE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX